DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 21, 2007

Mark E. Lehman
Parsons Behle & Latimer
201 South Main Street
Suite 1800
Salt Lake City, UT 84111

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/21/2007

Re: Energytec, Inc.
Incoming letter dated January 4, 2007

Dear Mr. Lehman:

This is in response to your letter dated January 4, 2007 concerning the shareholder proposal submitted to Energytec by Wesley W. Wallace. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

Enclosures

cc: Wesley W. Wallace
1703 Prism Lane
Houston, TX 77043

07045900

Parsons
Behle &
Latimer®

A Professional
Law Corporation

Salt Lake City • Las Vegas • Reno

201 South Main Street
Suite 1800
Salt Lake City, Utah 84111
Telephone 801.532.1234
Facsimile 801.536.6111

Mark E. Lehman

Direct Dial
(801) 532-1234
E-Mail
MLehman@parsonsbehle.com

January 4, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Energytec, Inc. – Proposal Submitted by Wesley W. Wallace

Ladies and Gentlemen:

This firm represents Energytec, Inc. (the "Company"). This letter serves as the Company's request that the staff of Division of Corporation Finance ("Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2007 annual meeting of shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from Wesley W. Wallace, a stockholder of the Company. The Company does not intend to include the Proposal in its proxy materials pursuant to Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal relates solely to the election of specified persons to membership on the Company's board of directors. Pursuant to Rule 14a-8(j) under the Exchange Act we are enclosing six copies of this letter and the Proposal (including attached biographies).

The Proposal clearly states that it relates to the election of directors of the Company. Mr. Wallace requests that the Company include in its Proxy Materials five individuals listed in the Proposal as candidates for election as directors of the Company. Attached to the Proposal are résumés for the proposed directors.

Rule 14a-8(i)(8) permits exclusion of shareholder proposals and supporting materials "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body." Regarding Rule 14a-8(i)(8), formerly Rule 14a-8(c)(8), the SEC has stated that "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns for effecting reforms in elections of that nature." Release No. 34-12598 (July 7, 1976). In fact, the SEC has established a separate regulatory scheme including Rule 14a-12 for shareholders to propose additional directors and conduct such campaigns.

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its proxy materials. If you have any additional questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to call the undersigned at (801) 532-1234.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,

Parsons Behle & Latimer

Mark E. Lehman

MEL/cm
cc: Wesley W. Wallace
Attachments

Wesley W. Wallace
1703 Prism Lane
Houston, Texas 77043
713.465.8691

RECEIVED
DEC 07 2006
BY:

December 6, 2006

Energytec Inc.
Attn: Corporate Secretary
14785 Preston Road, Suite 550
Dallas, Texas 75254

Re: Stockholder Proposal for Energytec Inc. (the "Company")

Dear Sir:

I am a holder of common stock of the Company valued at $2,000 or more entitled to be voted on at the annual stockholder meeting currently scheduled for May 10, 2007. I have continuously held such stock for a one-year period, and I intend to continue to hold such stock through the date of the annual meeting.

This proposal relates to the election of directors of the Company. Because stockholders will vote for a slate of directors at the annual meeting, and because the Company has not yet proposed a slate of directors to be considered at the annual meeting, I respectfully request the Company to include the following proposed persons in its proxy statement as candidates for directors of the Company to voted upon by the stockholders at the annual meeting:

1. Vern O. C. Wilson, Professional Engineer
2. Dan N. Denton, Accountant and Oil & Gas Professional
3. Monroe H. Tirnauer, DPM
4. Dario Perez, Attorney
5. Susan N. Penny, Business Professional

Resumes are attached.

Respectfully submitted,

Wesley W. Wallace

Wesley W. Wallace

RESUME

VERN O.C. WILSON
Professional Engineer

4606 Bogey Court
College Station, Texas 77845
(979) 690-1115
vern@wilsonenergy.com

PROFESSIONAL EXPERIENCE:

1997 WILSON ENERGY
2005 GLOBAL ENERGY INC. CEO /Board Member/ Corp Secty

Own and operate two oil well service rigs in East Texas.

Corporate management and technical controls for the Global Family of companies and others. Created a feasibility study including world market research for natural gas liquids and the multiple uses of gas in the liquid form. Studied all methods of processing flared gas in Nigeria and prepared economic studies to validate each method. Studied methods of moving either the gas to market or the processed products to market from many areas of Nigeria.

Prepared studies on shipping and storage for natural gas liquids. Visited major oil and gas producing companies in Nigeria and determined sources of flared gas and potential uses of the products. Prepared conceptual pipeline designs for various gas products lines and gas gathering systems in Nigeria.

Negotiated and carried out a gas purchase contract with Shell Nigeria. Preliminary engineering and project development for a planned gas project in Nigeria.

Created financial funding for the corporations and the major project of creating a cryogenic plant in the Cawthorne Channel area of Rivers State Nigeria. Coordinated management and personnel events in the companies.

Created and negotiated a private placement to raise needed capital for Global's Cawthorne Channel project.

Evaluation of oil and gas prospects with emphasis on reservoir economics and ultimate reserves.

1982
1996

WILSON ENERGY / HYDROCARBON
President - Corpus Christi, Texas
EKINE – WILSON PETROLEUM NIGERIA LTD.

Drilled, owned and operated oil and gas wells. Operated 142 oil and gas wells in Texas and Louisiana. Purchased and rejuvenated 60 small oil wells. Utilized vapour recovery systems, gas sweetening, gas lift, hydraulic pumping, and conventional pumping systems. Designed, installed, started-up, and operated complete gas pipeline, dehydration and compression systems. Developed drilling prospects and co-ordinated joint venture deals. Directed complex recompletions and general management of the company. Designed and installed large diameter pipeline system. Carried out environmental clean-ups in the oil industry. Prepared environmental impact studies for drilling operations.

1978
1982

EGAN-WILSON PETROLEUM, INC.
General Manager - Corpus Christi, Texas

Owned and operated 35 oil and gas producing properties. Drilled 25 exploratory and development projects. Designed, installed and operated the SIXTO pipeline system in Texas. Responsible for contracting and purchasing gas to fill the system. Oversaw accounting, legal, land, geological, reservoir engineering, operations and administrative functions. Directed amortization of company start-up debt.

1974
1978

CANUS PETROLEUM, INC. - Calgary 72-75 - Denver 76-78
Manager of Operations and Engineering

Supervised field drilling, pipeline construction, production facility design/construction/start-up, and reservoir engineering. Supervised well control problems of deep sour gas wells in Canada and Texas. Responsible for financial accounting and administrative duties as well as engineering functions.

1972
1974

UNION PACIFIC RAILWAY - CHAMPLIN PETROLEUM, INC.
Manager of Operations and Engineering
JAMES A LEWIS ENGINEERING – Calgary

Responsible for all drilling, engineering, financial and administrative duties in the Canadian Division.

Responsible for managing and hands on studies for drilling, operations, marketing and oil and gas reserves. Prepared market and reserve studies for clients of the world's largest oil and gas consultancy firm.

1967
1972
ESSO LIBYA
Senior Engineer - Tripoli, Libya

Progressed from Reservoir, to Production, to Drilling and then into Gas Engineering Departments. Modelled complex reservoirs and applied practical solutions. Designed, installed and commissioned large gas treatment and measurement facilities. Responsible for feeding 500 MMCFD LNG plant from multiple sources.

1965
1967
HUSKY OIL CANADA, LTD
District Engineer - Calgary, Canada

Studied and installed numerous heavy oil pumping systems. Drilled, completed and operated heavy and light oil prospects. Responsible for design and construction of gas pipelines, compression facilities and treating plants. Performed functions of Engineering Chairman and Operating Chairman of several large waterflood units.

1961
1965
GULF OIL
Reservoir Engineer - Calgary, Canada
CANADIAN KEWANEE, LTD. / UNION OIL OF CANADA

Completed detailed reservoir and unitization studies for large waterflood projects including the world's largest waterflood project.

Operated oil and gas wells, tank batteries and a gas plant. Supervised drilling and completion work and performed reserve studies and field evaluations.

Supervised four drilling and two completion rigs in a northern Canada winter drilling program.

1959
1960
BETHLEHEM STEEL
Trainee Engineer - Tulsa, Oklahoma

Designed and installed waterflood facilities including the electrical, mechanical, structural, and piping engineering. Designed and built the first packaged skid mounted waterflood plant. Researched and created the basis for suction piping design for reciprocating pumps. Involved in torque studies pertaining to pumping units.

PROFESSIONAL REGISTRATION:
Registered Professional Engineer in the State of Texas. Prior registrations in Colorado, Saskatchewan and Alberta. Registered Coran In Nigeria.

EDUCATION:
Bachelor of Science in Petroleum Engineering, 1959, Oklahoma University. Advanced seminars in Business Management, Geology, Reservoir, Gas, Gas Treatment, Gas Compression, Production, Waterflood, Drilling, and Equipment Engineering, plus 120 hours in potable water processing and treating at Texas A&M and University of Southern California.

Dan N. Denton

660 Preston Forest Ctr #143, Dallas, TX 75230
972-365-6469 cell   972-692-7730 fax

Dan Denton is a recognized leader in a wide range of business pursuits –oil and gas, finance, direct consumer marketing, and business consulting. Although successful in a number of fields, his long-time primary interest has been the oil and gas industry. Described below are some of his significant activities in that business arena.

Petrosearch Energy Corporation

In mid-2003, Mr. Denton undertook a major consulting project with Petrosearch Corporation (now Petrosearch Energy Corporation), which became a publicly traded oil and gas exploration company and is based in Houston, Texas. Mr. Denton brought Petrosearch from essentially an idea stage to a fully operational company successfully developing oil and gas prospects. The company now has active operations in 5 states and has recently announced total proved reserves of $46 million.

As an initial co-founder, he served as Executive Vice President, Chief Operating Officer, and President of Petrosearch Operating Company. Initially he managed the refinement of an innovative business plan focused on working with independent oil and gas professionals who had identified overlooked oil and gas exploration prospects in the Lower 48 states. He put in place the operational and administrative structure to begin developing these prospects, including outsourcing and coordination of technical (geologic and engineering), field services, legal and professional services, and the administrative functions needed to support the exploration and development projects.

To facilitate capital formation, he brought Petrosearch public through a merger with an existing publicly traded company that had no operations. The merger created a substantial market capitalization for the enterprise and expanded the company's options for financing its projects, allowing access to additional equity investments on the part of both individual investors and institutions.

Petrosearch now has established production in North Dakota, Oklahoma and in Texas, and has major projects underway in Texas, Mississippi and Louisiana. The company's Web site is www.petrosearch.com and its stock symbol is PTSG. As of mid-2005, Mr. Denton completed this assignment and undertook new consulting projects.

Sunbelt Exploration

In the period 1989 to 1991, Mr. Denton acquired control of Sunbelt Exploration, Inc., a publicly traded that was operating in Chapter 11 bankruptcy, successfully liquidated the assets of that company and subsequently merged it with an operating business, Iexalt Inc.

Normandy Oil & Gas/Phoenix Capital

In 1987, Mr. Denton joined Normandy Oil and Gas as Vice President, Finance and over the next several years built this penny stock company ($.15 per share) to NASDAQ listing status with a stock selling for $5 per share. During this period, he coordinated numerous acquisitions and mergers to enhance the company's value.

While at Normandy, in 1988, Mr. Denton became President of Phoenix Capital, an affiliate of Normandy, and performed various venture capital transactions resulting in the company merging with a private company as a means of becoming publicly traded.

Shanley Oil & Gas

In 1983, Mr. Denton joined as Senior Vice President, Finance for Shanley Oil & Gas, an oil and gas exploration company with a major subsidiary in the convenience store and gasoline marketing business. The Company grew from start-up stage to $50 million in sales, during Mr. Denton's tenure, and was ranked as the 11th fastest growing public company by the national publication of INC Magazine. The Company also, during this period, conducted a successful public offering and consummated numerous mergers and acquisitions.

JM Petroleum Corporation

In 1980, Mr. Denton transitioned from his early career in public accounting to become Vice President, Finance of a client in the start-up phase, JM Petroleum Corporation. Over the next three years this crude oil transportation and marketing company grew from about $100,000 per year in sales to annual sales of $500 million. As one aspect of his achievements for JM, Mr. Denton negotiated $32 million in bank borrowing, which was later increased to $50 million.

Consumer Direct Marketing and Consulting

In addition to his activities in the oil and gas industry, Mr. Denton has developed a nationally recognized expertise and track record in direct-to-consumer marketing.

SlimUp1, Inc.

In early 2000, Mr. Denton co-founded and became the CEO of SlimUp1, Inc., a nationwide marketer of weight loss and sports nutritional supplements through a proprietary radio and TV advertising and retail kiosk program. He expanded the SlimUp1 concept into 5 markets with retail stores located in Tyler, Longview and Sherman, Texas, Baton Rouge, Louisiana and Little Rock, Arkansas. In 2001, Mr. Denton created a marketing affiliate, www.halloffamenutrition.com, a fully e-commerce enabled internet store to assist in promoting SlimUp1 on a national basis. Through this combined marketing program, the organization marketed many top name brand products in the sports nutrition and dietary supplement industry, such as EAS, Labrada, Jenny Craig,

Worldwide Nutrition, Atkins, Power Bar, Optimum and Twin Labs. He divested his interest in SlimUp1 to undertake the establishment of Petrosearch Corporation, which represented a major financial opportunity for himself and others.

2Xtreme Performance International, Inc.

Previously, in 1997, he joined 2Xtreme Performance International, Inc., a combined seminar and network marketing company. He was associated with this firm both as a corporate consultant and as an active distributor, in which latter capacity he quickly became the number one money earner in the company, building a sales organization of over 20,000 distributors in just over one-year. Having established a powerful formula for building within 2Xtreme as a consultant and as a distributor, he exited the company to form his own marketing company (Slimup1, Inc.)

Quorum International

Prior to working with 2Xtreme, in 1991 he joined Quorum International, a consumer electronics marketing company based in Phoenix, Arizona, and built an organization of approximately 100,000 distributors over a 6-year period. Mr. Denton's group achieved sales volume of as much as $24,000,000 per year. His organization extended throughout the United States, Mexico, Canada, Europe and Hong Kong.

Fund America/Main Street Alliance/Uniquest

In 1990, while working as a venture capitalist and management consultant in the oil and gas business, he began to develop his skills in marketing products through network marketing. He initially joined a company called Fund America, which was succeeded by Main Street Alliance, for which he built a sales organization of 5,000 distributors in 6 months. Subsequently, he joined a company called Uniquest, and built a sales organization of 17,000 distributors in 8 months.

Early Career and Education

Mr. Denton, a CPA, age 52, is a native of Shreveport, Louisiana. He attended Northeast Louisiana University (now University of North Louisiana), graduating Magna cum Laude in 1975 with a major in accounting. Mr. Denton practiced as a certified public accountant with Peat Marwick & Main from 1975 to1980 in their Shreveport, Houston and Dallas offices. His industry expertise included oil and gas exploration and production, pipeline transmission and refining, commercial and mortgage banking, telephone, pipeline and electric utilities, real estate development and manufacturing. He dealt primarily with public companies and their equity offerings and underwritings. His knowledge and talents were sought out to represent this Big Six consulting and accounting firm as one of its Computer Audit Specialists as well as to become a member of its first national and innovative Energy Regulatory Consulting Group.

Mr. Denton resides in Dallas, TX with his two sons, Eric and Neal. His favorite hobbies are fishing and weekend boating.

RESUME

MONROE H. TIRNAUER, DPM

Dr. Tirnauer ran a highly successful surgical podiatric medical office/clinic for 30 years in New York City. In 1964 as a young associate working with Dr. Lester Bloom, President of the New York State Podiatry Association at that time, Monroe's energy, vision and management skills caused the practice to triple in size and profits in his first year there.

Through his active participation in the day to day administrative operations as well as his developing skill as a podiatric surgeon, the office transformed into a multi-specialty office/ clinic with a wide scope of medical and surgical treatments available to their patients.

After the first year with Dr. Bloom he became junior partner and in five years became full partner, purchasing the practice 3 years later, when Dr. Bloom retired.

From that time until he retired in 1994, he enjoyed a high level of success and the respect of his professional colleagues, through his continued vision and desire to deliver the best to his patients. That desire kept him involved in researching and securing the most up to date education and techniques for surgical practice as well as office management.

Since retiring, Dr. Tirnauer has been actively involved in managing his investments and since 2003 has been actively involved in managing his working interests in oil and gas with Energytec, Inc.

An avid health and fitness enthusiast, he has been a lifelong runner, since his undergraduate days on the track team at Kalamazoo College. He has enjoyed a wide variety of interests including, home remodeling, fishing, diving, and raising fancy tail goldfish and koi. Dr. Tirnauer has two adult children and lives in California with his wife and business partner, Anna.

RESUME

MONROE H. TIRNAUER, DPM

. **EDUCATION**

Kalamazoo College
Long Island University
New York University
New York College of Podiatry, DPM
(graduated with honors)
Board Certified Diplomate, Academy of Ambulatory Foot Surgery

. **NEW YORK STATE PODIATRIC MEDICAL ASSOCIATION SCIENTIFIC COMMITTEE**

Headed the committee on scientific research for one year. Reviewed podiatric medical research papers and made decisions concerning their merit as well as award recommendations.

. **PROFESSIONAL ASSOCIATIONS**

Lifetime member of The American Podiatric Medical Association
Lifetime member of the New York State Podiatric Medical Association
Lifetime member of the New York City Podiatric Medical Association
Fellow of the Academy of Ambulatory Foot Surgery

Dario Perez, Esq., P.C.
170 Broadway, Suite 600
New York, New York 10038
(212) 571-1127
(212) 571-1113 (fax)

Work Experience:

Law Offices of Dario Perez, Esq., P.C., New York, NY (July 2005 to Present): Self employed in the private practice of law, concentrating primarily in plaintiff's civil trial litigation, from inception of cases through conclusion. Areas of practice include medical malpractice, labor law, motor vehicle, premises liability cases, as well as real estate litigation and transactional work.

Dinkes & Schwitzer, Esqs., New York, NY (July 1998 to July 2005):
Senior Trial Associate – Primary responsibilities included preparation of cases for trial through verdict. Cases included Labor Law accidents, lead poisoning, motor vehicle accidents and premises liability. Co-hosted a legal talk show on Spanish broadcast radio, WADO 1280 A.M., entitled "La Ley y Usted" – "The Law and You".

Kahn & Gordn, P.C., New York, NY (August 1989 to July 1998)
Associate – Primary responsibilities included handling a case load of 120 cases from inception through trial in a plaintiff's personal injury law firm. Heavy client contact, court appearances, trial work, case investigation as well as legal research.

U.S. Attorneys Office, Southern District, New York, NY (August 1988 to January 1989)
Legal Intern – Primary responsibilities included legal research and preparation of legal memorandums on various issues of criminal law.

Education:

New York Law School, New York, NY (1986 to 1989) J.D.

University of North Carolina, Charlotte, NC (1982 to 1986) B.A., (Cum Laude) with a double major in Political Science and History .

Licensure:

Admitted to the New York State Bar, First Judicial Department (1990 to Present).

Professional Associations:

New York State Trial Lawyers (1989 to Present)
Brooklyn Bar Association (2002 to Present)
Bronx County Bar Association (1989 to Present)
New York Bar Association (1989 to Present)
Puerto Rican Bar Association (2002 to Present) -- Board of Director (2003)
American Board of Trial Advocates - Associate (2006)

Special Skills: Proficient and Fluent in reading, writing and speaking Spanish.

Susan N. Penny

Susan Penny's extensive 24 years of "hands-on experience" brings about her expertise in the oil and gas internet/database researcher, founding of international import/export companies, being an investigative researcher for private (and public) companies, negotiating contracts for many types of business needs, operating and managing all aspects of multi-national business offices. Susan is very acquainted with legal filings research and perusal services as well as managing worldwide operation's offices for manufacturing companies(with private lines and products). Additionally, Susan has created a tremendous medical research database used as analysis library product of "intellectual property".

Susan holds the distinction of being a member of the "Circle of Excellence" in new building and custom home sales.

Overall, Susan is perfect for any board of director position based on her ability to understand and manage all aspects of a business.

She is able to mediate and adapt to different personalities and situations in order to see a project through from its inception to its successful conclusion. This is displayed by her many successes and in her ability to understand many different facets of corporate structure based on having had much business experience in dealing and negotiating with people of varying international cultures, customs and backgrounds.

Susan is a leader but also knows when to "reach out" to professionals for information, how to be a team-player and is amenable to listening to others. These sharply honed skills enable her to determine the "appropriate" mix thereof, whereby she can then formulate a "game plan" with a "result oriented" outcome.

All these attributes make Susan a tremendous asset in working with others to "gear Energytec Inc. up" and "strike the mother

lode of success!"

Susan has belief in and a strong desire to enable Energytec Inc to attain its ever increasing market potential and asset maximization through the building of, but not limited to, solid, favorable relationships and co-venturing with partner associations, subsidiaries, industry competitors (when beneficial to Energytec Inc.) and with the general business community.

Such high spirited determination and drive in Susan's own personality and ethics will only bring about success and happiness for all of Energytec Inc.'s stockholders, partners, subsidiaries, management and employees alike.

Sample of Susan's business experience:

- **President and co-owner of New York City based division of Import Export Company specializing in industrial machinery.**
- **U.S and overseas product sourcing company divisions and research.**
- **Foreign and domestic sales negotiations.**
- **Vice President and co-owner of a clothing manufacturing company based in Turkey, specializing in private label sportswear for specialty and department store chains.**
- **Head of Quality Control divisions of companies.**
- **Liason between "product providers and customers."**
- **Holder of Realtor license specializing in New Construction Building Sales and Custom Home Sales.**
- **Member of the National Association of Realtors' "Circle of Excellence."**
- **Freelance internet researcher for both private and corporate clients.**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Energytec, Inc.
Incoming letter dated January 4, 2007

The proposal nominates five individuals for membership on Energytec's board of directors.

There appears to be some basis for your view that Energytec may exclude the proposal under rule 14a-8(i)(8), as relating to an election to Energytec's board of directors. Accordingly, we will not recommend enforcement action to the Commission if Energytec omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END